KiOR, Inc. 13001 Bay Park Road Pasadena, TX 77507 Ph: (281) 694-8700 FAX: (281) 694-8799
June 22, 2011
Via EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Pamela Long Ms. Jessica Dickerson

Re:	Request for Acceleration of Effectiveness of KiOR, Inc. Registration Statement on Form S-1 (File No. 333-173440) initially filed on April 11, 2011
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, KiOR, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-1 (File No. 333-173440) (as amended, the “Registration Statement”) be accelerated so that the Registration Statement will become effective on June 23, 2011, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.
The Company authorizes each of Felix P. Phillips, Troy S. Lee or Andrew J. Ericksen, all of whom are associated with our counsel Baker Botts L.L.P., to orally modify or withdraw this request for acceleration.
The Company acknowledges that:
     (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
     (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please notify Troy S. Lee of Baker Botts L.L.P. at 713.229.1477 at your earliest convenience after the Registration Statement has been declared effective.

Very truly yours, KIOR, INC.
By:	/s/ Christopher A. Artzer
Christopher A. Artzer
Vice President and General Counsel